Nasdaq Regulation



William Slattery, CFA
Vice President
Listing Qualifications

November 6, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 4, 2019 The Nasdaq Stock Market (the "Exchange") received from CENTOGENE B.V.† (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common shares, par value €0.12 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

† The Company intends to convert the legal form of its company under Dutch law from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company (naamloze vennootschap) and to change its name from Centogene B.V. to Centogene N.V. prior to the consummation of this offering.